Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

May 10, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Attn: Min S. Oh, Esq.

Senior Counsel

Division of Investment Management – Disclosure Review and Accounting Office

Re:	Principal Life Insurance Company
Principal Life Insurance Company Separate Account B
Principal® Strategic Income
File Nos.: 333-275615, 811-02091
Pre-Effective Amendment No. 2 to Registration Statement on Form N-4

Request for Acceleration

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Principal Life Insurance Company (the “Company”), on behalf of Principal Life Insurance Company Separate Account B (as registrant) for which the Company serves as depositor, and Principal Securities, Inc. (as principal underwriter) hereby request that the effective date for the above-referenced pre-effective amendment no. 2 to the registration statement on Form N-4 be accelerated so that the registration statement, as amended, will become effective on May 13, 2024.

Any questions regarding this request should be directed to Scott Van Wyngarden, counsel for Principal Life, at 515-247-6785.

Sincerely,

Principal Life Insurance Company Separate Account B
(registrant)

By: Principal Life Insurance Company
(depositor)

By:	/s/ Scott Van Wyngarden
Name: Scott Van Wyngarden
Title: Counsel

Principal Securities, Inc.
(principal underwriter)

By:	/s/ Mitch Nass
Name: Mitch Nass
Title: Counsel and Secretary